Exhibit 99.2

1 2Q21 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 1. Opening Remarks 2. Highlights 3. 2Q21 KPIs and Financials 4. Q&A

1 Opening Remarks

5 Connecting the Dots to Build a Leading Ecosystem XP’s revenue represent slightly more than 1% of the Brazilian Financial Industry 2001 - 2019 Building a unique business while competing with large banks INROADS INTO NEW VERTICALS TAM EXPANSION LEVERS TO ACCELERATE GROWTH THE BIG DREAM GETS BIGGER INSURANCE PENSION FUNDS CREDIT + BRAZILIAN INDIVIDUALS AND COMPANIES ADRESSED CREDIT CARD + SHARE OF WALLET FX COMPANIES + CROSS SELLING (SMB TO CORPORATE) R$ 350 BILLION TAM R$ 800 BILLION TAM 2019 - 2021 Paving the way to enhance relationships and expand TAM 2022 ONWARDS Reaping the benefits of a truly complete ecosystem INVESTMENTS EDUCATION CLIENT CENTRICITY DISTRIBUTION CAPABILITIES HARD TO PENETRA T E TRUSTED BRAND PROF I TABILITY R$ 70 BILLION TAM BUILDING MOATS

2 Highlights

7 Highlights ▪ Strongest Quarter Ever (Again) 2Q21 Results Bond Is s uance ▪ Access to a sizeable and liquid market M&As ▪ Broker Dealers ▪ Independent Asset Managers Brand Awareness ▪ XP Private awarded by Euromoney as Latin America’s best bank for wealth management 2021 ▪ Main Sponsor Investor in the Brazilian Olympic Committee in Tokyo 2020

3 2Q21 KPIs and Financials

KPIs

XP Inc.

Investments

Total AuC
R$817 Billion
+88% YoY

Active Clients
3.1 Million
+33% YoY

Net Inflows
R$75 Billion
+159% YoY

Banking

Credit Portfolio[1]
R$6.8 Billion
+17x YoY

Credit Card TPV
R$2.1 Billion
+4x QoQ

NPL Ratio
0%

Financials

Gross Revenue
R$3.2 Billion
+57% YoY

Adjusted EBITDA[2]
R$1.2 Billion
+77% YoY

Adjusted Net Income[2]
R$1.0 Billion
+83% YoY

NPS[3] Jun-21: 76

(1) Does not include Credit Card related loans and receivables
(2) See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA
(3) NPS, is an independent widely known survey methodology that measures the willingness of customers to recommend a Company's products and services. The NPS calculation as of a given date reflects the average of the answers in the previous six months

9

10 Revenue and Breakdown Total Gross Revenues (in R$ mn) 2Q20 2Q21 Highlights ▪ Strong growth leading to a new record, across different channels, with Retail contributing with 84 % of the growth . ▪ Institutional recorded the best quarter so far, driven by intense Fixed income activity, benefiting from recent changes in Selic rate . 2, 0 41 3, 2 00 +57% RE T AIL INSTITUTIONAL ISSUER SERVICES DIGITAL CONTENT 77% 12% 8% 1 % of 2Q21 Total Gross Revenue Other Revenue represented 3% of Total Gross Revenues

11 Retail Revenue and Take Rate Resilient monetization and product diversification LTM Take Rate (LTM Retail Revenue / Average AUC) Retail Revenue (in R$ mn) 1.4% 1.5% 1.3% 1.4% 1.3% 1.3% 1.3% 1.3% 1.3% 1.3% 1.3% 1.3% 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 1, 4 75 2, 4 52 +66% Highlights ▪ Ability to add new products and services in the platform – such as credit cards and credit, and diversified revenue profile. 2Q20 2Q21 Highlights ▪ Resilient revenue generation Retail despite steady volumes in e q ui t ies and f ut u res . Key gr o w th d r ivers wer e F inan c ial Products and Fixed Income. ▪ O n 2 Q 2 1, R e t a il r e lat e d revenu e s repres e nted 8 2% of consolidated Net Income from Financial Instruments. Note: Average AUC = (Sum of AUC from the beginning of period and each - quarter end in a given year, being 5 data points in one year)/5 Zero brokerage Clear New Online Pricing XP and Rico AUC LTM Take Rate Pa n d e mic Outbreak B a nki n g License

12 Institutional Institutional benefited from fixed income volumes Institutional Revenue (in R$ mn) 333 375 +13% 2Q20 2Q21 Highlights ▪ Fixed Income activity was strong – benefiting from recent increases in interest rates in Brazil – driving the channel to record its best quarter so far, despite high equity trading volumes in 2 Q 20 . Total Revenue Growth Revenue Growth QoQ Institutional +15% +27% +39 % Institutional Fixed Income 2Q21 4Q20 1Q21 6.2 5% 4.5 0% 2.0 0% 2.7 5% 7.2 5% 4.2 5 % Selic Rate EoP Expected Selic for 2021 EoP (1) (1) Source - XP Department of Economy

13 1 , 2 4 5 704 +77% 900 765 +18% Adjusted EBITDA and Margin Operational Leverage despite investments in technology, client experience and product offering Highlights ▪ Result of a scalable business model, with significant cross - sell and operating leverage opportunities ▪ Main drivers were (1) top line increase, mainly coming from Retail ; (2) higher gross margins, and (3) operating leverage in SG&A . Adjusted EBITDA 2 (in R$ mn) 2Q21 41.3% 2Q20 36.3% % Adj EBITDA Margin Operating Expenses (in R$ mn) % of Net Rev e nue Highlights ▪ Despite growing our headcount by 53 % year - over - year, continuously investing in technology and new verticals, and deploying new products, we increased efficiency, reducing expenses as a percentage of net revenue by 340 bps . (1) Excluding Share Based Compensation (2) See appendix for a reconciliation of Adjusted EBITDA. 2Q21 29.8% 2Q20 33.2% 4, 4 89 3 2001 2, 0 91 3Q19 ( I PO) 2Q21 19 years 1.5 years Headcount Evolution SG&A 1

14 565 1, 0 34 +8 3% Gross Revenue Adjusted EBITDA Adjusted Net Income +57% +77% +83% Adjusted Net Margin Adjusted Net Income and Margin Net margin expansion driven by strong growth in Retail, operating leverage and a lower tax rate Adjusted Net Income (in R$ mn) Note: See appendix for a reconciliation of Adjusted Net Income. YoY Growth Across 2Q21 P&L +4 6 3 bps Operati n g leverage Efficient Corporate Structure +4 8 5 bps Margin expansion YoY Highlights ▪ Adjusted Net Income grew 83 % vs . 2 Q 20 , explained by (1) strong growth in Retail Revenue, (2) operating leverage in SG&A and (3) a lower effective tax rate . 2Q21 34.2% 2Q20 29.4%

Q&A

16 Investor Relations ir@xpi.com.br https://investors.xpinc.com/

Appendix

Non - GAAP Financial Information Floating and Adjusted Gross Financial Assets 1 1 8 8 Adjusted Gross Financial Assets (in R$ mn) Adjusted Gross Financial Assets 2 Q 2 1 1 Q 2 1 A ss e t s 105,113 113,590 (+) Cash 1 , 23 7 1 , 55 7 (+) Securities - Fair value through profit or loss 45 , 36 0 62 , 85 5 (+) Securities - Fair value through other comprehensive income 23 , 70 1 21 , 62 9 (+) Securities - Evaluated at amortized cost 988 1 , 91 6 (+) Derivative financial instruments 15 , 48 5 13 , 58 7 (+) Securities purchased under agreements to resell 8 , 17 4 6 , 74 1 (+) Loan Operations 7 , 96 4 5 , 04 1 (+) Foreign exchange portfolio 2 , 20 4 263 Liabilities (73,704) (85,205) ( - ) Securities loaned (2,790) (2,706) ( - ) Derivative financial instruments ( 16 , 373 ) ( 13 , 564 ) ( - ) Securities sold under repurchase agreements ( 16 , 062 ) ( 44 , 483 ) ( - ) Private Pension Liabilities ( 22 , 046 ) ( 16 , 897 ) ( - ) Deposits (6,628) (4,003) ( - ) Structured Operations (4,198) (2,841) ( - ) Financial Bills (2,160) (83) ( - ) Foreign exchange portfolio (2,324) (322) ( - ) Credit cards operations (1,124) (307) ( - ) Floating Balance (18,038) (17,214) (=) Adjusted Gross Financial Assets 13,372 11,170 Floating Balance (in R$ mn) Floating Balance (=net univested clients' deposits) 2 Q 2 1 1 Q 2 1 A ss e t s (2,776) (3,184) ( - ) Securities trading and intermediation (2,776) (3,184) Liabilities 20,81 4 20,39 9 ( + ) S e c u r i t i e s t r a d i n g a n d i n t e r m e d i a t i o n 20 , 81 4 20 , 39 9 (=) Floating Balance 18,038 17,214

Non - GAAP Financial Information Adjusted Assets (from the factors listed below) reflects our business more realistically 1 1 9 9 [B] Pension Funds ▪ AUM from XP Vida & Previdência is accounted in both assets and liabilities f r o m c l ien t s allo c at e d in [C] Floating ▪ Uninve st e d c ash sovereign bonds [D] Client Liquidity & Sovereign Bonds Arbitrage ▪ Providing liquidity to clients with derivatives ▪ Money market funding (repos mostly) allocated into sovereign bonds targeting arbitrage opportunities A ss e t s [ A] [B] Pension Funds [A - B] [C] Floating [A - B - C] [D] Client Liquidity & Sov. Bonds Arb. A d j u s t e d Assets [A - B - C - D] T o t a l 114 , 32 1 22 , 04 6 20 , 81 4 31 , 54 6 Securities - Fair Value through P&L 45,360 22,046 2 , 22 5 Securities - Repos 8 , 17 4 - - - 8 , 17 4 Securities - Fair Value through OCI 23,701 - 5 , 66 3 Securities - Trading & Intermediation 2 , 77 6 - 18 , 03 8 2,776 - Other Financial Instruments 16,472 - 15,485 Other Assets 17,838 - 92,276 23,315 8,174 23,701 2,776 16,472 17,838 - - 71,462 23,315 8,174 5,663 - 16 , 47 2 17,838 - 39,915 21,090 - - - 988 17,838 Liabilities + Equity [ A] [B] Pension [A - B] [C] Floating [ A - B - C ] [D] Client Liquidity & Adjusted Liabilities & Funds Sov. Bonds Equity Arb. [A - B - C - D] Total 114,321 22,046 92,276 20,814 71,462 31,546 39,915 Securities - Repos 16,062 - 16,062 - 16,062 16,062 - Other Finan. Liab. 19,163 - 19,163 - 19,163 15,485 3,678 Pension Funds 22,046 22,046 - - - - - Securities - Trading & Intermediation 20,814 - 20,814 20,814 - - - Other Liabilities & Equity 36,237 - 36,237 - 36,237 - 36,237 Simplified Balance Sheet (in R$ mn) Key factors inflating our balance sheet

2 Q 21 2Q20 YoY 1Q21 QoQ EBITDA 1,080 663 63% 864 25% (+) Share Based Compensation 165 40 309% 178 - 7% Adj. EBITDA 1,245 704 77% 1,043 19% Adjusted Net Income (in R$ mn) 2 Q 2 1 2Q20 YoY 1Q21 QoQ Net Income 931 540 72% 734 27% (+) Share Based Compensation 165 40 309% 178 - 7% (+/ - ) Taxes (63) (16) 292% (67) - 6% Adj. Net Income 1,034 565 83% 846 22% Non - GAAP Financial Information Adjusted EBITDA and Adjusted Net Income 2 2 0 0 Adjusted EBITDA (in R$ mn)